Exhibit 99.1

NICE Reports 6% Increase in Non-GAAP Revenue and 21% Increase in
Non-GAAP EPS for the Second Quarter 2015

The Company Increases Guidance for Full-Year 2015 Earnings Per Share

Ra’anana, Israel, July 30, 2015 - NICE Systems (NASDAQ: NICE) today announced results for the second quarter and first half of the year ended June 30, 2015.

Second Quarter 2015 Non-GAAP Financial Highlights:
•	Revenue of $235 million, up 6% year-over-year
•	Product revenue increased 12% year-over-year
•	Operating profit increased to $52 million, up 25% year-over-year
•	Operating margin increased to 22.3% compared to 18.9% last year
•	Fully diluted earnings per share of $0.70, up 21% year-over-year
•	Cash flow from operations more than doubled to $57 million compared to last year

“We are pleased to report another strong quarter,” said Barak Eilam, CEO of NICE.  “Excluding the impact of foreign currency exchange rates, revenue growth was 9%.  Earnings per share, which increased 21%, also came in at the high end of our guidance range driven by a significant increase in our operating margin to 22.3%.  As these strong growth rates are all organic, they reflect the continued successful execution of our operational plan to improve both top and bottom line results.”

Mr. Eilam continued, “The keys to our success have been accelerated innovation and our ability to rapidly and effectively take our products to market, where we can leverage our strong strategic and competitive position, our market leadership, and our established industry-leading assets, including our customer base, our sales teams and our brand.

As we head into the second half of the year, we continue to see many opportunities ahead for further growth and profitability as we continue to implement our strategic plan.”

Dividend Declaration

The Company declared a cash dividend for the second quarter of 2015 of $0.16 per share. The record date will be August 11th, 2015 and the payment date will be August 27th, 2015. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence division for both 2015 and 2014.

Revenues: Second quarter 2015 non-GAAP total revenues were $234.8 million, up 6.0% from $221.6 million for the second quarter of 2014.

Gross Profit: Second quarter 2015 non-GAAP gross profit and non-GAAP gross margin increased to $161.2 million and 68.7%, respectively, from $149.0 million and 67.3%, respectively, for the second quarter of 2014.

Operating Income: Second quarter 2015 non-GAAP operating income and non-GAAP operating margin increased to $52.4 million and 22.3%, respectively, from $41.9 million and 18.9%, respectively, for the second quarter of 2014.

Net Income from Continuing Operations: Second quarter 2015 non-GAAP net income and non-GAAP net margin increased to $43.0 million and 18.3%, respectively, from $35.4 million and 16.0%, respectively, for the second quarter of 2014.

Fully Diluted Earnings Per Share from Continuing Operations: Second quarter 2015 non-GAAP fully diluted earnings per share increased 20.7% to $0.70, compared to $0.58 for the second quarter of 2014.

GAAP Financial Highlights for the Second Quarter Ended June 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence division for both 2015 and 2014.

Revenues: Second quarter 2015 total revenues increased 6.1% to $234.7 million compared to $221.3 million for the second quarter of 2014.

Gross Profit: Second quarter 2015 gross profit and gross margin increased to $153.7 million and 65.5%, respectively, from $138.5 million and 62.6%, respectively, for the second quarter of 2014.

Operating Income: Second quarter 2015 operating income and operating margin increased to $35.3 million and 15.0%, respectively, from $13.7 million and 6.2%, respectively, for the second quarter of 2014.

Net Income from Continuing Operations: Second quarter 2015 net income and net margin increased to $28.8 million and 12.3%, respectively, compared to $11.9 million and 5.4%, respectively, for the second quarter of 2014.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the second quarter of 2015 was $0.47 compared to $0.19 for the second quarter of 2014.

Operating Cash Flow and Cash Balance: Second quarter 2015 operating cash flow was $57.0 million. In the second quarter, $12.1 million was used for share repurchases and $9.5 million for dividends. As of June 30, 2015, total cash and cash equivalents, short term investments and marketable securities were $628.8 million, with no debt.

Third Quarter and Full-Year 2015 Guidance:

Third Quarter 2015: Third quarter 2015 non-GAAP total revenues are expected to be in a range of $236 million to $246 million. Third quarter 2015 non-GAAP fully diluted earnings per share are expected to be in a range of $0.68 to $0.74.

Full-Year 2015: The Company continues to expect full-year 2015 non-GAAP total revenues to be in a range of $985 million to $1,005 million. The Company increased its full-year 2015 non-GAAP fully diluted earnings per share to be in a range of $3.04 to $3.15.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, July 30th, 2015 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 406 955 17. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 85892426.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructures expenses, share-based compensation, certain business combination accounting entries, settlement and related expenses and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$80,417	$71,702	$159,394	$139,360
Services	154,314	149,608	302,165	294,633
Total revenue	234,731	221,310	461,559	433,993

Cost of revenue:
Product	19,643	20,419	37,985	39,496
Services	61,340	62,421	120,921	121,930
Total cost of revenue	80,983	82,840	158,906	161,426

Gross profit	153,748	138,470	302,653	272,567

Operating Expenses:
Research and development, net	33,197	33,424	66,550	66,548
Selling and marketing	59,406	60,181	119,064	116,666
General and administrative	22,154	22,764	43,542	41,493
Amortization of acquired intangible assets	3,703	5,400	7,437	11,839
Restructuring expenses	-	3,035	-	3,351
Total operating expenses	118,460	124,804	236,593	239,897

Operating income	35,288	13,666	66,060	32,670

Finance and other income, net	674	655	2,611	1,483

Income from continuing operations before tax	35,962	14,321	68,671	34,153
Taxes on income	7,200	2,401	13,367	4,536
Net income from continuing operations	28,762	11,920	55,304	29,617

Discontinued operation
Income (loss) from discontinued operation	667	(1,650)	4,022	(3,870)
Taxes on income (tax benefit)	172	(122)	832	(361)
Net income (loss) from discontinued operation	495	(1,528)	3,190	(3,509)

Net income	$29,257	$10,392	$58,494	$26,108

Basic income per share from continuing operations	$0.48	$0.20	$0.93	$0.50
Basic income (loss) per share from discontinued operation	$0.01	$(0.03)	$0.05	$(0.06)
Basic income per share	$0.49	$0.17	$0.98	$0.44

Diluted income per share from continuing operations	$0.47	$0.19	$0.90	$0.49
Diluted income (loss) per share from discontinued operation	$0.01	$(0.02)	$0.05	$(0.06)
Diluted income per share	$0.48	$0.17	$0.95	$0.43

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	59,510	59,676	59,441	59,786
Diluted income (loss) per share	61,408	61,210	61,306	61,284

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2015	2014	2015	2014
GAAP revenues	$234,731	$221,310	$461,559	$433,993
Valuation adjustment on acquired deferred service revenue	53	258	177	645
Non-GAAP revenues	$234,784	$221,568	$461,736	$434,638

GAAP cost of revenue	$80,983	$82,840	$158,906	$161,426
Amortization of acquired intangible assets on cost of product	(6,839)	(8,322)	(13,663)	(16,650)
Amortization of acquired intangible assets on cost of services	-	-	-	(327)
Cost of product revenue adjustment (1,2)	(138)	(79)	(271)	(209)
Cost of services revenue adjustment (1,2)	(463)	(1,911)	(1,224)	(3,042)
Non-GAAP cost of revenue	$73,543	$72,528	$143,748	$141,198

GAAP gross profit	$153,748	$138,470	$302,653	$272,567
Gross profit adjustments	7,493	10,570	15,335	20,873
Non-GAAP gross profit	$161,241	$149,040	$317,988	$293,440

GAAP operating expenses	$118,460	$124,804	$236,593	$239,897
Research and development (1,2)	(324)	(1,063)	(838)	(1,654)
Sales and marketing (1,2)	(2,477)	(3,471)	(5,190)	(7,177)
General and administrative (1,2)	(2,745)	(4,488)	(5,567)	(7,209)
Amortization of acquired intangible assets	(3,703)	(5,400)	(7,437)	(11,839)
Acquisition related expenses (3)	-	(213)	-	(213)
Settlement and related expenses	(390)	-	(390)	-
Restructuring expenses	-	(3,060)	-	(3,351)
Non-GAAP operating expenses	$108,821	$107,109	$217,171	$208,454

GAAP taxes on income	$7,200	$2,401	$13,367	$4,536
Tax adjustments re non-GAAP adjustments	2,888	4,823	6,408	10,562
Non-GAAP taxes on income	$10,088	$7,224	$19,775	$15,098

GAAP net income (loss) from continuing operations	$28,762	$11,920	$55,304	$29,617
Valuation adjustment on acquired deferred revenue	53	258	177	645
Amortization of acquired intangible assets	10,542	13,722	21,100	28,816
Share-based compensation (1)	6,147	7,139	13,090	14,638
Re-organization expenses (2)	-	3,873	-	4,653
Acquisition related expenses (3)	-	213	-	213
Restructuring expenses	-	3,060	-	3,351
Settlement and related expenses	390	-	390	-
Tax adjustments re non-GAAP adjustments	(2,888)	(4,823)	(6,408)	(10,562)
Non-GAAP net income (loss) from continuing operations	$43,006	$35,362	$83,653	$71,371

GAAP diluted earnings (loss) per share from continuing operations	$0.47	$0.19	$0.90	$0.49

Non-GAAP diluted earnings per share from continuing operations	$0.70	$0.58	$1.36	$1.16

Shares used in computing GAAP diluted earnings (loss) per share	61,408	61,210	61,306	61,284

Shares used in computing Non-GAAP diluted earnings per share	61,408	61,210	61,306	61,284

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

		Quarter ended		Year to date
		June 30,		June 30,
		2015	2014	2015	2014
	Cost of product revenue	$(138)	$(79)	$(271)	$(209)
	Cost of service revenue	(463)	(1,331)	(1,224)	(2,406)
	Research and development	(324)	(1,063)	(838)	(1,654)
	Sales and marketing	(2,477)	(3,425)	(5,190)	(6,558)
	General and administrative	(2,745)	(1,241)	(5,567)	(3,811)
		$(6,147)	$(7,139)	$(13,090)	$(14,638)

(2)	Re-organization expenses

		Quarter ended		Year to date
		June 30,		June 30,
		2015	2014	2015	2014
	Cost of service revenue	$-	$(580)	$-	$(636)
	Sales and marketing	-	(46)	-	(619)
	General and administrative	-	(3,247)	-	(3,398)
		$-	$(3,873)	$-	$(4,653)

(3)	Acquisition related expenses

		Quarter ended		Year to date
		June 30,		June 30,
		2015	2014	2015	2014
	Sales and marketing	$-	$(2)	$-	$(2)
	General and administrative	-	(211)	-	(211)
		$-	$(213)	$-	$(213)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$236,292	$187,497
Short-term investments	70,319	65,744
Trade receivables	143,964	166,047
Other receivables and prepaid expenses	40,956	33,545
Inventories	11,614	10,510
Deferred tax assets	22,816	22,798
Current assets of discontinued operation	41,398	20,295

Total current assets	567,359	506,436

LONG-TERM ASSETS:
Long-term investments	322,145	246,721
Other long-term assets	31,191	29,912
Property and equipment, net	40,345	40,999
Other intangible assets, net	90,701	112,089
Goodwill	689,385	689,043
Long-term assets of discontinued operation	-	16,891

Total long-term assets	1,173,767	1,135,655

TOTAL ASSETS	$1,741,126	$1,642,091

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$16,609	$10,856
Deferred revenues and advances from customers	185,842	134,810
Accrued expenses and other liabilities	194,047	200,227
Current liabilities of discontinued operation	34,157	32,353

Total current liabilities	430,655	378,246

LONG-TERM LIABILITIES:
Deferred tax liabilities	18,579	23,690
Other long-term liabilities	21,808	21,850
Long-term liabilities of discontinued operation	-	4,849

Total long-term liabilities	40,387	50,389

SHAREHOLDERS' EQUITY	1,270,084	1,213,456

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,741,126	$1,642,091

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$29,257	$10,392	$58,494	$26,108
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	15,255	19,395	30,331	40,080
Stock based compensation	6,063	7,216	13,275	14,904
Excess tax benefit from share-based payment arrangements	(1,376)	(163)	(2,014)	(288)
Amortization of premium and discount and accrued interest on marketable securities	567	519	1,213	1,017
Deferred taxes, net	(2,888)	(4,824)	(6,408)	(10,562)
Changes in operating assets and liabilities:
Trade Receivables	(17,872)	(7,120)	18,448	16,085
Other receivables and prepaid expenses	862	3,185	(765)	(423)
Inventories	116	(1,231)	(1,712)	(1,959)
Trade payables	6,651	(11)	7,791	(2,247)
Accrued expenses and other current liabilities	14,239	495	(12,608)	(30,371)
Deferred revenue	3,580	(1,642)	52,506	32,635
Other	2,562	(264)	2,599	(632)

Net cash provided by operating activities	57,016	25,947	161,150	84,347

Investing Activities

Purchase of property and equipment	(4,741)	(4,718)	(7,960)	(9,055)
Proceeds from sale of property and equipment	-	4	-	20
Purchase of Investments	(38,164)	(72,309)	(124,147)	(85,583)
Proceeds from Investments	11,560	58,897	42,542	73,488
Capitalization of software development costs	(212)	(234)	(212)	(476)
Payments for business acquisitions, net of cash acquired	(1,500)	119	(1,500)	(748)
	-
Net cash used in investing activities	(33,057)	(18,241)	(91,277)	(22,354)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,118	3,082	17,133	11,830
Purchase of treasury shares	(12,096)	(22,699)	(18,384)	(49,179)
Dividends paid	(9,528)	(9,558)	(19,114)	(19,264)
Excess tax benefit from share-based payment arrangements	1,376	163	2,014	288
Earnout payments related to acquisitions	-	(133)	(262)	(153)

Net cash used in financing activities	(12,130)	(29,145)	(18,613)	(56,478)

Effect of exchange rates on cash and cash equivalents	1,972	333	(2,465)	571

Net change in cash and cash equivalents	13,801	(21,106)	48,795	6,086
Cash and cash equivalents, beginning of period	222,491	146,737	187,497	119,545

Cash and cash equivalents, end of period	$236,292	$125,631	$236,292	$125,631